As filed with the Securities and Exchange Commission on July 28, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Multi-Sector Opportunities Trust

(Name of Issuer)

BlackRock Multi-Sector Opportunities Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09190C104

(CUSIP Number of Class of Securities)

John Perlowski

BlackRock Multi-Sector Opportunities Trust

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$8,771,127.54(a)	$956.93(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 98,133 common shares of beneficial interest (2.5% of the common shares of beneficial interest outstanding as of July 2, 2021, rounded to the nearest whole share) based upon a price per share of $89.38 (the net asset value per share on July 2, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $956.93	Filing Party: BlackRock Multi-Sector Opportunities Trust
Form or Registration No.: SC TO-I	Date Filed: July 9, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) by BlackRock Multi-Sector Opportunities Trust, a Delaware statutory trust (the “Trust”), on July 9, 2021 (the “Schedule TO”) and relates to the Trust’s offer to repurchase 2.5% of its issued and outstanding common shares of beneficial interest as of July 2, 2021, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2021 (the “Original Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated July 28, 2021 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment.

The Trust has determined to extend the Expiration Date of the Offer from 5:00 p.m., Eastern Time, on August 10, 2021, to 5:00 p.m., Eastern Time, on August 25, 2021, unless further extended by the Trust. Therefore, the Schedule TO is hereby amended and supplemented to replace all references to an Expiration Date of 5:00 p.m., Eastern Time, on August 10, 2021, with references to an Expiration Date of 5:00 p.m., Eastern Time, on August 25, 2021.

As a result of the extension of the Expiration Date, the Pricing Date for the Offer will be the close of ordinary trading on the New York Stock Exchange on August 25, 2021, unless the Offer is further extended. In addition, as a result of the extension of the Expiration Date, shareholders that tender Shares pursuant to the Offer will not be entitled to receive any Trust dividend or distribution with a record date on or after August 31, 2021.

Except as set forth in this Amendment (and in the Supplement), all other terms of the Offer, as described in the Original Offer to Purchase and related Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 through Item 9 and Item 11.

The information set forth in the Offer to Purchase (as amended by the Supplement) and the related Letter of Transmittal is incorporated herein by reference into this Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(iii)	Supplement No. 1 to the Offer to Purchase, dated July 28, 2021 is filed herewith.

(a)(5)(ii)	Press release issued on July 28, 2021 is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President and Chief Executive Officer

	Dated:	July 28, 2021

Exhibit Index

(a)(1)(iii)	Supplement No. 1 to the Offer to Purchase, dated July 28, 2021.

(a)(5)(ii)	Press release issued on July 28, 2021.